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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549


                                    FORM 6-K


  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


For the month of        March 24        , 2004.
                ------------------------    --

Commission File Number
                      ----------------


                            DOMAN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
               (Translation of registrant's name into English)




       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                    (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |x|  Form 40-F | |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(I):______

NOTE: Regulation S-T Rule 101(b)(I) only permits the submission in paper of a Form 6-K if submitted solely ro provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign issuer must furnish and make public under the laws of the jursidiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes  | |    No  |x|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    DOMAN INDUSTRIES LIMITED
                                                --------------------------------
                                                         (Registrant)

Date       March 25, 2004                     By      /s/ Philip G. Hosier
    ----------------------------                --------------------------------
                                                           (Signature)*
                                                          Philip G. Hosier
                                                      Vice President, Finance
--------
* Print the name and title under the signature of the signing officer.


                   PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
SEC 1815 (11-02)   CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                   FORM DISPLAYS A CURRENTLY VALID OMV CONTROL NUMBER.

                                       DOMAN INDUSTRIES LIMITED
                                       435 TRUNK ROAD
                       [LOGO]          DUNCAN BRITISH COLUMBIA
                                       CANADA V9L 2P9

                                       TELEPHONE:  (250) 748-3711
                                       FACSIMILE:  (250) 748-6045



                              N E W S  R E L E A S E


                 DOMAN INDUSTRIES LIMITED
                 ------------------------


FOR IMMEDIATE RELEASE

MARCH 23, 2004 - DUNCAN, BRITISH COLUMBIA. Doman Industries Limited announces that KPMG Inc., the Monitor appointed by the Supreme Court of British Columbia under the COMPANIES CREDITORS ARRANGEMENT ACT ("CCAA") has filed with the Court a special purpose report that addresses the issues identified in the Court Order dated March 2, 2004, in connection with the status of the Company's restructuring efforts. A copy of the report may be obtained by accessing the Company's website (www.domans.com) or the Monitor's website (www.kpmg.ca/doman).


THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.


FOR FURTHER INFORMATION CONTACT:                     P.G. HOSIER (604) 665-6231.

                                       DOMAN INDUSTRIES LIMITED
                                       435 TRUNK ROAD
                       [LOGO]          DUNCAN BRITISH COLUMBIA
                                       CANADA V9L 2P9

                                       TELEPHONE:  (250) 748-3711
                                       FACSIMILE:  (250) 748-6045




                              N E W S  R E L E A S E

                            DOMAN INDUSTRIES LIMITED
                            ------------------------



FOR IMMEDIATE RELEASE

MARCH 24, 2004 - DUNCAN, BRITISH COLUMBIA - Doman Industries Limited ("Doman" or the "Company") reports that it continues to work with certain unsecured noteholders (the "Unsecured Noteholder Group") in developing a restructuring plan for presentation to Doman's unsecured creditors in connection with proceedings under the COMPANIES' CREDITORS ARRANGEMENT ACT.


As the Company had previously announced on February 27, 2004, it has been advised by counsel to the Unsecured Noteholder Group that they oppose the proposal presented by International Forest Products Limited ("Interfor") to the Company on February 26, 2004. The Company understands that Interfor is working on revising its proposal. The Company continues to work with Interfor in connection with Interfor's due diligence efforts in that regard.

The Company also reports that interest has been shown by a number of other potential lenders/investors to develop other potential proposals for consideration by the Company.

The Company is continuing to review all proposals to determine which is in the best interest of all stakeholders.


ABOUT DOMAN:

Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing dissolving sulphite pulp and NBSK pulp. All the Company's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.


FOR FURTHER INFORMATION CONTACT:                      RICK DOMAN 250 748 3711 OR
                                                      P.G. HOSIER 604 665-6231